Exhibit 99.2

Polestar Automotive Holding UK PLC Announces Vehicle Delivery Results for First Six Months of 2022

•	Approximately 21,200 vehicle sales in the first six months of 2022, almost 125% increase year-over-year

•	Global order take for Polestar 2 rose to 50,000 since start of 2022; more than 350% increase year-over-year

GOTHENBURG, SWEDEN – 13 July 2022. Polestar Automotive Holding UK PLC (“Polestar” or the “Company,” Nasdaq: PSNY), the Swedish electric performance car brand, today announced its preliminary estimated vehicle delivery results for the first six months of 2022.

During the six months ended June 30, 2022, Polestar estimates it delivered approximately 21,200 vehicles of which approximately 730 vehicles are subject to buy-back agreements and approximately 840 vehicles were internal vehicle deliveries. This compares with deliveries of 9,510 vehicles during the six months ended June 30, 2021, of which approximately 210 vehicles are subject to buy-back agreements and approximately 450 vehicles were internal vehicle deliveries.

For the six months ended June 30, 2022, Polestar’s global order take rose to 50,000 vehicles, up more than 350% year-on-year. Total customer orders include orders placed since January 1, 2022 until end of June 2022, which have been delivered or are yet to be delivered. The orders may be cancelled, and any deposit, where applicable, returned.

The table below summarises key operational results of Polestar for the six months ended June 30, 202, as well as June 30, 2022 and December 31, 2021.

Operational Results	June 30, 2021	June 30, 2022
Global Volumes (1)(2)	9,510	21,200

	December 31, 2021	June 30, 2022
Markets (3)	19	25
Locations (4)	103	125

(1)

Represents total volumes of vehicles delivered, including external sales at time of invoicing and internal sales of vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory.

(2)

The preliminary estimated global volume data for the six months ended June 30, 2022 is prepared based upon Polestar management’s current best estimates and are subject to risks and uncertainties, as disclosed in Polestar’s filings with the SEC. Polestar’s actual results may differ from the preliminary estimates and could vary by up to 2%. The data has been prepared by and is the responsibility of Polestar management. Deloitte AB, Polestar’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to any of the data set forth in this section. Accordingly, Deloitte does not express an opinion or any other form of assurance with respect thereto.

(3)	Represents the markets in which Polestar operates.
(4)	Represents Polestar Spaces and Polestar Destinations and Polestar Test Drive Centers.

About Polestar

Polestar Automotive Holding UK PLC (Nasdaq: PSNY) (“Polestar”) is a Swedish premium electric vehicle manufacturer. Founded by Volvo Car AB (publ.) (together with its subsidiaries, “Volvo Cars”) and Zhejiang Geely Holding Group Co., Ltd (“Geely”), in 2017, Polestar enjoys specific technological and engineering synergies with Volvo Cars and benefits from significant economies of scale as a result.

Polestar is headquartered in Gothenburg, Sweden, and its vehicles are currently available and on the road in markets across Europe, North America, China and Asia Pacific. By 2023, the company plans that its cars will be available in an aggregate of 30 markets. Polestar cars are currently manufactured in two facilities in China, with additional future manufacturing planned in the USA.

Polestar has produced two electric performance cars. The Polestar 1 was built between 2019 and 2021 as a low-volume electric performance hybrid GT with a carbon fibre body, 609 hp, 1,000 Nm and an electric-only range of 124 km (WLTP) – the longest of any hybrid car in the world at the time.

The Polestar 2 electric performance fastback is the company’s first fully electric, high volume car. The Polestar 2 model range includes three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with as much as 300 kW / 408 hp and 660 Nm.

From 2022, Polestar plans to launch one new electric vehicle per year, starting with Polestar 3 – the company’s first electric performance SUV which is expected to debut in October 2022. Polestar 4 is expected to follow in 2023, a smaller electric performance SUV coupe.

In 2024, the Polestar 5 electric performance 4-door GT is planned to be launched as the production evolution of Polestar Precept – the manifesto concept car Polestar released in 2020 that showcases the brand’s future vision in terms of design, technology, and sustainability. As the company seeks to reduce its climate impact with every new model, Polestar aims to produce a truly climate-neutral car by 2030.

In early March 2022, Polestar revealed its second concept car, an electric performance roadster which builds on the design, technology and sustainability ambitions laid out by Precept and showcases the brand’s vision for future sports cars. The hard-top convertible presents an evolution of the unique design language first shown by Precept and emphasizes a dynamic driving experience. The concept further develops the focus on sustainability and technology, aiming towards greater circularity.

Forward-Looking Statements

Certain statements in this communication (this “Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.